Exhibit 99.1

PRESS RELEASE BROOKFIELD PROPERTY PARTNERS ANNOUNCES AUTOMATIC PURCHASE PLAN Brookfield, News, December 4, 2015 „o Brookfield Property Partners L.P. (¡§BPY¡¨) (NYSE: BPY; TSX: BPY.UN) announced today that, in connection with its previously announced normal course issuer bid program, it has entered into an automatic purchase plan with its designated broker. The automatic purchase plan will allow for the purchase of limited partnership units, subject to certain trading parameters, at times when BPY ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, limited partnership units will be repurchased in accordance with management¡¦s discretion and in compliance with applicable law. The plan commences on December 4, 2015 and terminates on August 5, 2016. *** Brookfield Property Partners Brookfield Property Partners is one of the world¡¦s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information. Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. Contact: Matthew Cherry Vice President, Investor Relations & Communications Tel: 212-417-7488 Email: matthew.cherry@brookfield.com